SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.         )*

MEDIABIN, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

58446U 10 3

(CUSIP Number)

Horace L. Nash, Esq. Fenwick & West LLP Silicon Valley Center 801 California Street Mountain View, CA 94041 Phone: 650-988-8500	Martin W. Brauns Chief Executive Officer Interwoven, Inc. 803 11th Avenue Sunnyvale, CA 94089 (408) 774-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 58446U 10 3	Page 1 of 6 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person (entities only) Interwoven, Inc., I.R.S. Identification No. 77-0523543

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not applicable.	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None 8. Shared Voting Power 4,000,813 shares of common stock* 9. Sole Dispositive Power None 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,813 shares of common stock*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 45.0% of common stock**

14.	Type of Reporting Person (See Instructions) CO

*	This number is subject to adjustment pursuant to Voting Agreements, dated May 30, 2003, described in Items 4 and 5 below, which collectively provide that the Reporting Person shall have the power to vote or direct the vote of a number of shares of Issuer Common Stock (defined below) equal to 45% of the total outstanding shares of Issuer Common Stock with respect to matters specified in these Voting Agreements in connection with any meeting or action by written consent of the shareholders of Issuer. Reporting Person expressly disclaims beneficial ownership of any of the shares of Issuer Common Stock subject to the Voting Agreements.
**	Based on 8,890,695 shares of Issuer Common Stock outstanding as of May 30, 2003, as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4 below.

Page 2 of 6 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is common stock, par value $0.01 (the “Common Stock”) of MediaBin, Inc., a Georgia corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3525 Piedmont Road, Seven Piedmont Center, Suite 600, Atlanta, Georgia 30305-1530.

Item 2. Identity and Background.

(a) The name of the corporation filing this statement is Interwoven, Inc., a Delaware corporation, hereinafter sometimes referred to as “Interwoven” or the “Reporting Person.”

(b) The address of Interwoven’s principal office is 803 11th Avenue, Sunnyvale, California 94089.

(c) Interwoven provides software products and services for enterprise content management, which helps customers automate the process of developing, managing and deploying content assets used in business applications.

(d) Neither Interwoven nor, to Interwoven’s knowledge, any person named on Schedule A attached hereto is required to disclose legal proceeding pursuant to Item 2(d).

(e) Neither Interwoven nor, to Interwoven’s knowledge, any person named on Schedule A attached hereto is required to disclose legal proceeding pursuant to Item 2(e).

To Interwoven’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

Set forth on Schedule A is the name, and principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Interwoven as of the date hereof.

Item 3. Source and Amount of Funds or Other Consideration.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and the Voting Agreements included as Exhibits 2 and 3 to this Schedule 13D, respectively, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

As an inducement for Interwoven to enter into the Merger Agreement described in Item 4 and in consideration thereof, Venturos AS, David Moran, Haines Hargrett and Burton Smith (collectively the “Shareholders”), entered into Voting Agreements with Interwoven, dated May 30, 2003 (the “Voting Agreements”) (See Item 4). Interwoven did not pay additional consideration to Shareholders who entered into Voting Agreements. Each of the Shareholders also granted Interwoven an irrevocable proxy.

Item 4. Purpose of Transaction.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and the Voting Agreements

Page 3 of 6 Pages

included as Exhibits 2 and 3 to this Schedule 13D, respectively, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

(a) – (b) This Schedule 13D relates to agreements entered into in connection with the execution of the Agreement and Plan of Merger executed by Issuer, Interwoven and Maryland Acquisition Corp. (“Maryland Sub”), a Georgia corporation (the “Merger Agreement”), pursuant to which all of the outstanding shares of Common Stock of Issuer will be purchased by Interwoven and Maryland Sub will be merged with and into the Issuer (the “Merger”), with Issuer as the surviving entity and a wholly-owned subsidiary of Interwoven.

The purpose of the Merger is for Interwoven to acquire the Issuer pursuant to the Merger Agreement. To induce Interwoven to enter into the Merger Agreement, the Shareholders entered into the Voting Agreements. The purpose of the Voting Agreements is to enable Interwoven and Issuer to consummate the transactions contemplated under the Merger Agreement.

The Merger Agreement provides that, at the effective time of the Merger, each outstanding share of Issuer Common Stock will be converted into the right to receive cash in an amount equal to the quotient of (A) the sum of $5 million plus the product of (i) the aggregate number of shares of Issuer Common Stock subject to all outstanding stock options with an exercise price per share of less than the Per Share Consideration (defined below) to be received by stockholders of the Issuer under the Merger Agreement as of the consummation of the Merger (the “In-the-money Options”), and (ii) the weighted average exercise price of all In-the-money Options, divided by (B) the sum of the number of shares of Issuer Common Stock outstanding as of the consummation of the Merger, plus the number of shares of Issuer Common Stock subject to In-the-money-Options (such amount is referred to as the “Per Share Consideration”), and each outstanding option or warrant to purchase shares of Issuer Common Stock will be assumed by Interwoven and thereafter represent an option or warrant to purchase shares of Interwoven common stock equal to the product of the number of shares of Issuer Common Stock subject to such stock option or warrant multiplied by the quotient of (X) the Per Share Consideration, divided by (Y) $1.807.

In connection with the Merger and as a condition to Interwoven’s obligation to consummate the Merger, Issuer’s three largest shareholders, Venturos AS, Glastad Holding, Ltd. and Gezina AS have agreed to use the cash proceeds that they would receive in the Merger to purchase shares of Interwoven common stock in a private placement at $1.807 per share.

Pursuant to the Voting Agreements executed by the Shareholders other than Venturos AS, the Shareholders other than Venturos AS have agreed to take certain actions with respect to all shares of Issuer Common Stock held by them (the “Non-Venturos Shares”) as described below. Pursuant to the Voting Agreement executed by Venturos AS, Venturos AS has agreed to take certain actions with respect to a number of shares of Issuer Common Stock held by it that, together with the Non-Venturos Shares, would represent an aggregate of 45% of all issued and outstanding shares of Common Stock of Issuer as described below.

The Shareholders have, by executing Voting Agreements, agreed to vote all or, in the case of Venturos AS, a portion of the shares of Issuer Common Stock (the “Shares”) beneficially owned by them at every meeting of shareholders and on every action or approval by written consent in lieu of such meeting, to cause the Shares to be voted (i) in favor of the approval and adoption of the Merger Agreement and approval of the Merger and (ii) against approval of any proposal made in opposition to or in competition with consummation of the Merger, including, without limitation, any Acquisition Proposal or Superior Offer (each as defined in the Merger Agreement) or any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Issuer under the Merger Agreement or of the Shareholders under the Voting Agreements. The Stockholders may vote the

Page 4 of 6 Pages

Shares on all other matters. The Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VII thereof. Together with the Voting Agreements, the Shareholders delivered irrevocable proxies to Interwoven granting it the right to vote their shares of Issuer Common Stock in the manner similar to the obligations of the Shareholders under the Voting Agreements described above.

(c)     Not applicable.

(d)     It is anticipated that upon consummation of the Merger, the officers and directors of the Issuer shall be the current officers and directors of Maryland Sub, until their respective successors are duly elected or appointed and qualified.

(e)     Other than as a result of the Merger described in Item 3 and above in this Item 4, not applicable.

(f)     Not applicable.

(g)    Upon consummation of the Merger, the Articles of Incorporation of Issuer shall be amended and restated in their entirety to be identical to the Articles of Incorporation of Maryland Sub, except Article I of the amended and restated Articles of Incorporation shall read: “The name of the corporation is “MediaBin, Inc.” Upon consummation of the Merger, the Bylaws of Issuer shall be amended and restated in their entirety to be identical to the Bylaws of Maryland Sub.

(h) – (i)    If the Merger is consummated as planned, the Issuer Common Stock will be deregistered under the Act and delisted from the Oslo Stock Exchange.

(j)     Other than described above, Interwoven currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D (although Interwoven reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

(a) – (b) As a result of the Voting Agreements, Interwoven may be deemed to be the beneficial owner of 4,000,813 shares of Issuer Common Stock, subject to adjustment to maintain Interwoven’s ability under the Voting Agreements to vote or direct the vote of a number of shares of Issuer Common Stock at no more and no less than 45.0% of the total outstanding shares of Issuer Common Stock. This number of shares currently represents approximately 45.0% of the issued and outstanding shares of Issuer Common Stock, based on the number of shares of Issuer Common Stock outstanding as of May 30, 2003 (as represented by the Issuer in the Merger Agreement discussed in Item 3 and Item 4 above). Interwoven may be deemed to have the shared power to vote the Shares with respect to the matters described above. However, Interwoven (i) is not entitled to any rights as a shareholder of Issuer as to the Shares and (ii) disclaims any beneficial ownership of the Shares. Nothing herein shall be deemed to be an admission by Interwoven as to the beneficial ownership of any Shares.

To Interwoven’s knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A to this Schedule 13D.

(c)     To Interwoven’s knowledge, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

Page 5 of 6 Pages

(d) To Interwoven’s knowledge, no person other than the Shareholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the Merger Agreement and the exhibits thereto, including the Voting Agreements, to the knowledge of Interwoven, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 (including Schedule A hereto) and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Title

1

Agreement and Plan of Merger, dated as of May 30, 2003, by and among Interwoven, Inc., Maryland Acquisition Corporation and MediaBin, Inc. (incorporated by reference from Exhibit 2.1 to the MediaBin, Inc.’s Form 8-K dated May 30, 2003 and filed with the Securities and Exchange Commission on June 2, 2003).

2	Form of Voting Agreement, dated May 30, 2003, by and among Interwoven, Inc., Maryland Corporation and certain shareholders of MediaBin, Inc. (other than Venturos AS) (filed herewith as Exhibit 99.01).

3	Voting Agreement, dated May 30, 2003, by and among Interwoven, Inc., Maryland Corporation and Venturos AS. (filed herewith as Exhibit 99.02).

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2003	INTERWOVEN, INC.

	By:	/s/ DAVID M. ALLEN
David M. Allen Senior Vice President and Chief Financial Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule A

Directors and Executive Officers of Interwoven, Inc.

The following table sets for the name, business address and present principal occupation or employment of each director and executive officer of Interwoven, Inc. Except as indicated below, the business address of each person is c/o Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089. Each person listed below is a citizen of the United States.

Directors
Name and Address (as applicable)	Title/ Occupation

Martin W. Brauns	Chief Executive Officer and Chairman of the Board, Interwoven, Inc.

Kathryn C. Gould	Managing Member, Foundation Capital

Frank J. Fanzilli, Jr.	Independent Business Consultant

Ronald E.F. Codd	Independent Business Consultant

Anthony Zingale	Retired
Officers
Name	Title

Martin W. Brauns	Chief Executive Officer and Chairman of the Board

David M. Allen	Senior Vice President, Chief Financial Officer and Secretary

Alex Choy	Senior Vice President of Engineering

Jack S. Jia	Senior Vice President and Chief Technical Officer

Steven J. Martello	Senior Vice President of Client Services

John Bara	Senior Vice President of Marketing

Exhibit Index

No.	Title
99.01	Form of Voting Agreement, dated May 30, 2003, by and among Interwoven, Inc., Maryland Corporation and certain shareholders of MediaBin, Inc. (other than Venturos AS) (filed herewith as Exhibit 99.01).

99.02	Voting Agreement, dated May 30, 2003, by and among Interwoven, Inc., Maryland Corporation and Venturos AS. (filed herewith as Exhibit 99.02).